Filed Pursuant to Rule 424(b)(3)
                                       Registration Statement File No. 333-97385


                               MAC WORLDWIDE, INC.

                        2,870,520 SHARES OF COMMON STOCK

      This prospectus relates to the resale by the selling stockholders of 2,870,520 shares of our common stock. The selling stockholders will sell the shares from time to time at $.10 per share until our shares are quoted on the Over-the-Counter Bulletin Board ("OTCBB") and thereafter at prevailing market prices or privately negotiated prices. There is no set minimum or maximum number of shares that can be purchased by an investor. There is no assurance that our common stock will be included on the OTCBB. We will not receive any proceeds from any sales made by the selling stockholders but will pay the expenses of this offering. This is the initial registration of any of our shares.

      No public market currently exists for the shares of common stock.

      AS YOU REVIEW THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 3.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The date of this prospectus is May 5, 2004

                                TABLE OF CONTENTS

                                                                            Page

Summary........................................................................1

Risk Factors...................................................................2

Cautionary Note Regarding Forward-Looking Statements...........................5

Use of Proceeds................................................................5

Capitalization.................................................................6

Management's Discussion and Analysis of Financial Condition and Results of
    Operations.................................................................6

Dividend Policy................................................................9

Description of Business........................................................9

Directors, Executive Officers, Promoters and Control Persons..................12

Executive Compensation........................................................13

Security Ownership of Certain Beneficial Owners and Management................16

Certain Relationships and Related Transactions................................17

Description of Securities.....................................................19

Selling Stockholders..........................................................20

Plan of Distribution..........................................................23

Market for Common Equity......................................................25

Legal Proceedings.............................................................25

Legal Matters.................................................................26

Experts.......................................................................26


Change in Accountants.........................................................26


Where You Can Find More Information...........................................26

Index to Financial Statements.................................................28

                      DEALER PROSPECTUS DELIVERY OBLIGATION

      Until August 2, 2004 (90 days from the date of this prospectus), all dealers that effect transactions in these securities, whether or not participants in this offering, may be required to deliver a prospectus.

--------------------------------------------------------------------------------

                                     SUMMARY

      This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the section titled "Risk Factors".

BUSINESS

      MAC Worldwide, Inc. ("MAC"), through its wholly owned operating subsidiary Mimi & Coco, Inc., is engaged in the manufacture and marketing of garments to the retail clothing industry. Specifically, MAC is in the business of designing, contract manufacturing, importing and marketing upscale Mimi & Coco branded "T-shirts" and pull-over camisoles for distribution to retail accounts in the United States and Canada.

THE OFFERING

Shares offered by the selling stockholders...........    2,870,520

Common stock outstanding.............................    7,880,520

Use of proceeds......................................    The selling
                                                         stockholders will
                                                         receive the net
                                                         proceeds from the sale
                                                         of shares. We will
                                                         receive none of the
                                                         proceeds from the sale
                                                         of shares offered by
                                                         this prospectus.


                      SUMMARY OF HISTORICAL FINANCIAL DATA


      In the table below, we provide you with summary historical financial information of MAC Worldwide, Inc. for the years ended December 31, 2003, 2002 and 2001.

--------------------------------------------------------------------------------

                       MAC WORLDWIDE, INC. and Subsidiary

                       Selected Historical Financial Data


                                                            Year Ended December 31,
                                                ---------------------------------------------
                                                   2003             2002              2001
                                                ----------      -----------       -----------
Consolidated Statements of Income Data:
Net Sales                                       $  825,496      $    79,879       $    61,929
Cost of goods sold                                 515,060           56,715            33,960
                                                ----------      -----------       -----------
Gross Profit                                       310,436           23,164            27,969

Selling general and administrative                 213,030          238,090            77,985
                                                ----------      -----------       -----------
expenses

Income (loss) from operations                       97,406         (214,926)          (50,016)
Interest expense, net                               10,948          (15,487)            5,788
                                                ----------      -----------       -----------
Income (loss) before provision for income           86,458         (230,413)          (55,804)
taxes
Provision for income tax                                                 --                --
Net income (loss)                                   86,458         (230,413)          (55,804)
                                                ----------      -----------       -----------

Basic earnings (loss) per share                       0.01            (0.04)            (0.02)
Dividends per share                                                      --                --
Basic weighted-average common shares             7,880,250        6,230,019         2,509,192
                                                ----------      -----------       -----------
outstanding

Consolidated Balance Sheet Data:
Total current assets                               360,958           74,416            72,038
Total other assets                                  45,195           48,869               390
                                                ----------      -----------       -----------
Total assets                                       406,153          123,285            72,428

Notes payable                                       68,554           59,928            85,000
Total current liabilities                          319,018          129,499           122,667
Due to officer                                      27,469           23,840                --
Total stockholders' equity (deficiency)             59,666          (30,054)          (50,239)

Total liabilities and stockholders' equity         406,153          123,285            72,428

                                  RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any of our common stock. All of the known material risks inherent in this offering are addressed below. These risks and uncertainties are not the only ones we face. Unknown additional risks and uncertainties, or ones that we currently consider immaterial, may also impair our business operations.

      If any of these risks or uncertainties actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event you could lose all or part of your investment.


IT IS POSSIBLE THAT WE MAY NEED TO RAISE ADDITIONAL CAPITAL WITHIN THE NEXT TWELVE MONTHS, AND THAT IF WE ARE UNABLE TO RAISE SUCH CAPITAL THEN WE WILL NOT BE ABLE TO FUND OUR OPERATIONS AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES, THEREFORE YOUR INVESTMENT WOULD BE A COMPLETE LOSS.

      If we need additional working capital within the next twelve months to continue our operations we will attempt to obtain this capital through increasing our line of credit or borrowing from other sources or from selling our stock privately. Currently we have no commitment from any potential sources of funding. Prior to the nine month period ended September 30, 2003 we were loosing money. For the year ended December 31, 2003 we had a small profit. If we are unable to continue to generate enough cash through operations and then fail to obtain additional funding within the next twelve months then our operations would fail. Therefore you would likely be unable to sell your shares and your investment would be a complete loss.

WE HAVE A LIMITED OPERATING HISTORY AND REVENUES MAKING IT DIFFICULT TO EVALUATE OUR PROSPECTS.

      We are a new enterprise that has limited operating history and revenues upon which an evaluation of our business and prospects can be based. We must, therefore, be considered to be subject to all of the risks inherent in the establishment of a new business enterprise, including the prospective development and marketing costs, along with the uncertainties of being able to effectively market our services. We cannot assure you at this time that we will operate profitably or that we will have adequate working capital to meet our obligations as they become due.

WE ARE ENGAGED IN A DISPUTE OVER THE TRADEMARK MIMI & COCO AND IT IS POSSIBLE THAT WE WILL LOOSE THIS DISPUTE AND BE FORCED TO CHANGE OUR BRAND NAME.

On July 16, 2002, Mimi & Coco, Inc. filed an application to register the trademark MIMI & COCO in the United States Patent and Trademark Office (the "USPTO") for "clothing, namely, t-shirts, shirts, camisoles, dresses, underwear, swimwear, jackets, coats, cardigans, sweaters, sweatshirts, sweatpants and loungewear." We believe that there are two other applications pending in the USPTO that are confusingly similar to our application: (1) MIMI & COCO for children's clothing, and (2) MIMI & MAGGIE for women's clothing. The filing dates of both of these applications precede the filing date of Mimi & Coco, Inc.'s application, these third party applications are based on an intention to use the trademark. In 2003 we sent cease & desist letters to these two other trademark applicants. The outcome of this trademark dispute is uncertain and could result in very costly litigation and Mimi & Coco, Inc. not being able to use the trademark MIMI & COCO, which could have a negative material impact on MAC.

WE ARE DEPENDENT UPON VINCENZO CAVALLO, OUR COO AND DIRECTOR, ANY REDUCTION OF HIS ROLE WOULD HAVE A MATERIAL ADVERSE EFFECT.


      The success of MAC is dependent on the vision, knowledge, business relationships and abilities of MAC's Chief Operating Officer and director Vincenzo Cavallo. Any reduction of Mr. Cavallo's role in the business would have a material adverse effect on MAC. MAC does not have an employment contract with Mr. Cavallo, nor a key man life insurance policy.


THE LOSS OF COO AND DIRECTOR VINCENZO CAVALLO MAY RESULT IN MAC LOOSING ITS ITALIAN SOURCE FOR MANUFACTURING, WHICH MAY RESULT IN HIGHER COSTS OR AN INABILITY TO CONTINUE OPERATIONS.


      MAC does not have a contract with its Italian manufacturer. The Italian manufacturer is a long standing friend of Vincenzo Cavallo, our Chief Operating Officer and director. If Vincenzo Cavallo was no longer an officer or director of MAC this may result in MAC losing its source for Italian manufacturing which may result in higher costs or an inability to continue operations.


MAC'S AUDITOR IS NOT LICENSED IN CALIFORNIA, WHICH IS WHERE MAC HAS ITS HEADQUARTERS, AND THAT MAY INCREASE THE RISK OF LITIGATION IN THE EVENT THAT THERE IS SOME ERROR IN THE AUDITOR'S REPORT.

      MAC's auditor, Sherb & Company, LLP is licensed in the states of New York and Florida, but not in the state of California where MAC has its headquarters. This may increase the risk of litigation in the event that there is some error in the auditor's report.

UNLESS A PUBLIC MARKET DEVELOPS FOR OUR COMMON STOCK, YOU MAY NOT BE ABLE TO SELL YOUR SHARES, THEREFORE YOUR INVESTMENT WOULD BE A COMPLETE LOSS.


      There has been no public market for our common stock. An active trading market may never develop or, if developed, it may not be maintained. Failure to develop or maintain an active trading market could negatively affect the price of our securities, and you may be unable to sell your shares, and therefore your investment would be a complete loss.

WE MAY NOT QUALIFY FOR OVER-THE-COUNTER ELECTRONIC BULLETIN BOARD INCLUSION, AND THEREFORE YOU MAY BE UNABLE TO SELL YOUR SHARES.

      Upon completion of this offering, we will attempt to have our common stock eligible for quotation on the Over-the-Counter Electronic Bulletin Board ("OTCBB" or "Bulletin Board"). OTCBB eligible securities includes securities not listed on NASDAQ or a registered national securities exchange in the U.S. and that are also required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1933, and the company is current in its periodic securities reporting obligations. MAC has engaged a broker/dealer who has filed a Form 211 with the National Association of Securities Dealers ("NASD") in order to allow the quotation of MAC's common stock on the OTCBB. The market maker has committed to make a market in our securities once the Form 211 clears with the NASD. For more information on the OTCBB see its website at www.otcbb.com. If for any reason, however, any of our securities are not eligible for continued quotation on the Bulletin Board or a public trading market does not develop, purchasers of the shares may have difficulty selling their securities should they desire to do so. If we are unable to satisfy the requirements for quotation on the Bulletin Board, any trading in our common stock would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets". As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered hereby. The above-described rules may materially adversely affect the liquidity of the market for our securities.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain financial information and statements regarding our operations and financial prospects of a forward-looking nature. Although these statements accurately reflect management's current understanding and beliefs, we caution you that certain important factors may affect our actual results and could cause such results to differ materially from any forward-looking statements which may be deemed to be made in this prospectus. For this purpose, any statements contained in this prospectus which are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as, "may", "intend", "expect", "believe", "anticipate", "could", "estimate", "plan" or "continue" or the negative variations of those words or comparable terminology are intended to identify forward-looking statements. There can be no assurance of any kind that such forward-looking information and statements will be reflective in any way of our actual future operations and/or financial results, and any of such information and statements should not be relied upon either in whole or in part in connection with any decision to invest in the shares.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the stockholder's shares offered by this prospectus. All proceeds from the sale of the stockholders' shares will be for the account of the selling shareholders.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003.


Notes Payable .................................................................  $  68,554
Stockholders' equity:
      Common stock, $.001 par value; authorized 50,000,000 shares, issued and
         outstanding 7,880,520 shares .........................................      7,881
      Preferred stock, $.001 par value; authorized 5,000,000 shares, issued and
         outstanding -0- ......................................................          0
      Additional paid-in capital ..............................................    248,282
      Accumulated other comprehensive income (1)..............................       3,262
      Accumulated Deficit .....................................................   (199,759)
Total stockholder' equity .....................................................     59,666
Total capitalization ..........................................................    128,220




(1) The assets and liabilities of the company's foreign subsidiary are translated at current exchange rates and the related revenues and expenses at average exchange rates in effect during the period. Resulting translation adjustments, if material, are recorded as a separate component of stockholders' equity.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      We were incorporated under the laws of Delaware on December 14, 2000. Our current operations are conducted through our wholly owned subsidiary Mimi & Coco, Inc., incorporated under the laws of Canada on December 20, 2000 (a Canadian numbered corporation 3847276). Mimi & Coco was started as an unincorporated proprietorship in 1993 and operated by Vincenzo Cavallo and Anthony Cavallo. The four directors of Mimi & Coco, Inc. are Vincenzo Cavallo, Anthony Cavallo, Anita Cavallo and Victor Cavallo, all siblings.

      MAC, through its wholly owned operating subsidiary Mimi & Coco, Inc., is engaged in the manufacture and marketing of garments to the retail clothing industry. Specifically, MAC is in the business of designing, contract manufacturing, importing and marketing Mimi & Coco branded T-shirts and pull-over camisoles for distribution to retail accounts in the United States and Canada.

      MAC's costs of sales and operating expenses have increased significantly since MAC's inception. This trend reflects increased sales and the costs associated with the formation of MAC and with the costs of this securities offering.

      MAC has a limited operating history on which to base an evaluation of its business and prospects. MAC's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 COMPARED TO DECEMBER 31, 2002.

      Net Sales. Net sales grew from $79,879 for the year ended December 31, 2002 to $825,496 for the year ended December 31, 2003 as a result of greatly increased sales in the U.S. These new sales were to over 200 U.S. retail clothing stores.

      Cost of Sales. Cost of sales increased from $56,715 for the year ended December 31, 2002, to $515,060 for the year ended December 31, 2003, reflecting MAC's increased sales volume. This increase was due to an increase in sales of over ten fold during the same period. MAC's gross profit margin increased to 38% for the year ended December 31, 2003 from 29% for the year ended December 31, 2002 due to more efficient scale of operations with the larger sales year over year.

      Selling Expenses. Selling expenses increased from $5,753 for the year ended December 31, 2002 to $42,880 for the year ended December 31, 2003. This increase was due to the trade shows and marketing cost to support the significant increase in sales in 2003. Likewise commissions and management fees were $100,713 for the year ended December 31, 2003, whereas the there were no such fees for the year ended December 31, 2002. Again, this increase in expenses was used to support the ten fold increase in sales for the year ended December 31, 2003 over the year ended December 31, 2002.

      General and Administrative Expenses. General and administrative expenses decreased from $232,337 for the year ended December 31, 2002 to $69,437 for the year ended December 31, 2003. The decrease in general and administrative expenses was primarily due to the legal, accounting and printing costs associated with this prospectus being incurred in the year ended December 31, 2002.

      Other Income. MAC had a net interest expense of $10,948 for the year ended December 31, 2003 compared to a net interest expense of $15,487 for the year ended December 31, 2002. This was a result of MAC paying off some promissory notes in late 2002 and early 2003.

      Net Income. Net income increased to $86,458 for the year ended December 31, 2003, compared to a net loss of $230,413 for the year ended December 31, 2002. MAC believes that this improvement is due to the significant increase in sales over the same period, and because the legal, accounting and printing costs associated with this prospectus were incurred in 2002.

LIQUIDITY AND CAPITAL RESOURCES

      Since inception MAC has financed its operations with cash flow from financing activities, through the issuance of promissory notes, the private sale of its common stock and with a line of credit from the Bank of Greece.


      Cash flows from operating activities. Again, net loss decreased from a loss of $230,413 for the year ended December 31, 2002 to a net income of $86,458 for the year ended December 31, 2003. MAC believes that this improvement in net income is due to the significant increase in sales over the same period and because the legal, accounting and printing costs associated with this prospectus were incurred in 2002.

      The aggregate change in accounts receivable increased by $206,851 for the year ended December 31, 2003. This increase was due largely to a significant increase in sales and the granting credit to several major U.S. based department stores.

      The aggregate change in accounts payable and accrued expenses increased by $189,520 significant increase of sales during this period.


      Net Cash used in operating activities was $190,620 for the year ended December 31, 2002. Net Cash provided by operating activities was $81,630 for the year ended December 31, 2003. This change of $272,250 was due to increased net income from operations and an increase in accounts payable and accrued expenses of $188,520. The increase was due to the significant increase in sales.


      Cash flows provided by financing activities of $3,629 for the year ended December 31, 2003 consisted of a decrease in due to officer (the officer was paid a portion of his salary that was due). Additionally, there was $27,469 due an officer of MAC, COO Vincenzo Cavallo. (Mr. Cavallo's management services consisted of running the day to day operations of the business.)

      Cash flows provided by financing activities of $216,970 for the year ended December 31, 2002 consisted of net proceeds of $224,598 from the sale of common stock minus the repayment of $7,628 of notes payable.

      Further details on MAC's financing activities follow.

      From December 2001 to July 2002, MAC sold 2,565,520 shares of its common stock at $.10 per share for gross proceeds of $256,520. The sales were a private transaction and a private placement memorandum was provided to these investors. These investors were personal business acquaintances of MAC's officers. We incurred $31,954 of offering costs with this transaction.

      During the year ended December 31, 2002, we converted $26,000 of debt into equity, as described in the two transactions below.

      In June, 2002, MAC issued an additional 130,000 shares of its common stock to Viking Investment Group II, Inc. in exchange for $13,000 partial payment of a promissory note MAC issued to Viking Investment Group II, Inc. dated February 2, 2001 in the amount of $17,137. The shares were valued at $.10 per share. The balance of the promissory note was paid off in cash.

      In June, 2002, MAC issued an additional 130,000 shares of its common stock to Parenteau Corporation in exchange for $13,000 partial payment of a promissory note MAC issued to Parenteau Corporation dated July 9, 2001 in the amount of $16,490. The shares were valued at $.10 per share. The balance of the promissory note was paid off in cash.

      Additionally, in June, 2003, MAC issued a replacement promissory note to Sonic Investments, Ltd. The promissory note is dated June 25, 2003 and is for $40,337.20, at an interest rate of 12%. This interest rate of 12% percent is lower than the interest rate MAC issued on promissory notes in 2001, reflecting the decline in interest rates by the U.S. Federal Reserve Bank. The promissory note is due June 25, 2004. This promissory note replaced a promissory note dated June 25, 2002 for $36,015.36. The promissory note was issued for working capital.

      Additionally, in November, 2003, MAC issued a replacement promissory note to Viking Investment Group II, Inc. The promissory note is due November 19, 2004 and is for $28,216.58, at 18% interest. The promissory note replaces the promissory note for $23,912.36 at 18% interest between these same two parties, which was due on November 19, 2003. The promissory note was issued for working capital.

      As of December 31, 2003, MAC had $123,993 of cash, compared to $35,473 as of December 31, 2002.

      In January, 2003 MAC obtained a line of credit from the Bank of Greece. The line of credit is for $70,000 in Canadian Dollars (which would be approximately $52,000 U.S. Dollars as of January, 2003) at the Canadian prime rate (which was approximately 3% in January, 2003) plus 1.5%.

      MAC anticipates that cash generated from operations and capital available from MAC's line of credit with the Bank of Greece are sufficient to satisfy MAC's capital requirements for the next twelve months. However, if MAC's cash needs are not met then MAC will seek to sell additional equity or debt securities, and or to increase its line of credit. The sale of additional equity or debt securities could result in additional dilution to MAC's stockholders. There can be no assurance that financing will be available in amounts or on terms acceptable to MAC, if at all. MAC has no material commitments for capital expenditures.

                                 DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

                             DESCRIPTION OF BUSINESS

      We were incorporated under the laws of Delaware on December 14, 2000. Our current operations are conducted through our wholly owned subsidiary Mimi & Coco, Inc., incorporated under the laws of Canada on December 20, 2000 (a Canadian numbered corporation 3847276). Mimi & Coco's website address is www.mimicoco.com. On December 20, 2000, MAC Worldwide, Inc. acquired 100% of Mimi & Coco, Inc.'s common stock in exchange for 2,500,000 shares of the Company's common stock. Mimi & Coco was started as an unincorporated proprietorship in 1993 and operated by Vincenzo Cavallo and Anthony Cavallo. The four directors of Mimi & Coco, Inc. are Vincenzo Cavallo, Anthony Cavallo, Anita Cavallo and Victor Cavallo, all siblings.

      MAC, through its wholly owned operating subsidiary, Mimi & Coco, Inc., is engaged in the manufacture and marketing of garments to the retail clothing industry. Specifically, MAC is in the business of designing, contract manufacturing, importing and marketing Mimi & Coco branded T-shirts and pull-over camisoles for distribution to retail accounts in the United States and Canada. The primary market focus is the female consumer ages 15 to 49, and MAC does manufacture a limited range of unisex products addressing the male consumer. The design effort consists of original designs following current market trends including fashion, colors, fabrics and finishing aimed at capturing business in high-end specialty retail outlets and department stores. Approximately eighty percent of MAC's sales come from over two hundred customers with retail stores primarily located in the U.S. Those customers include MAC's two affiliated stores in Montreal, Canada (owned by Vincenzo Cavallo), the Mimi & Coco store on Sherbrooke West and the Mimi & Coco store on St. Laurent Blvd., representing 3% and 4% of MAC's sales respectively. MAC's largest customer is Macy's West, a U.S. based retail store accounting for approximately 18% of sales.

      The products are produced in Italy. MAC designs and presents two new lines per year, Fall and Spring. MAC develops a sample line consisting of a finished piece of each design to be offered and uses this as a selling tool. MAC presents a finished garment and corresponding material swatches representing both color and fabric choices for each item in its retail presentation. Orders are taken for items and quantities to be shipped. The accumulation of pre-season orders becomes the basis for the initial manufacturing order.

      There are no supplier contracts in place, nor does MAC anticipate entering into any contracts. The manufacturer, Sergal, S.R.L., is a long-standing family friend of our director and subsidiary operating principal, Vincenzo Cavallo. Sergal is located in Varese, Italy. The raw materials, cotton, wool and Lycra(R), are widely available. (Lycra is a registered trademark of DuPont.)

      The garments are shipped from Italy FOB via air, freight and duty paid upon receipt of goods. These costs average 27 percent of the invoice cost. The terms with our supplier are 60 to 90 days net, depending on whether the shipment arrived before or after the agreed dates. There are no inventory or warehousing costs.

      The Mimi & Coco line is marketed on the quality of construction, quality of materials, fashion color ranges, and to an extent the brand name, Mimi & Coco. The average wholesale price point range is $15-$30, resulting in a retail price range of $30 to $60. The Italian produced garments are well constructed including a special seam construction with a tubular assembly versus visible stitching.

      At present, the marketing and sales efforts have been modest with our co-founder, Mr. Vincenzo Cavallo, being the primary marketing force. MAC is currently negotiating a marketing representation agreement with Simon & Ido, Inc. (doing business as "Simon") to handle all sales in the U.S. There is no assurance that this agreement will be finalized. Simon charges a 12% commission on all sales it makes. Under the direction of the newly appointed acting President, Mr. Steven Katz, MAC intends to do the following: to participate in North American trade shows; to hire outside sales representation; and to explore distribution on the Internet.

EMPLOYEES

      The present staff includes two part-time personnel at MAC Worldwide, Inc., the parent company located in Walnut Creek, California. The staff consists of the acting President, Steven Katz, and the Administrative Manager. Mr. Katz will work approximately 4 hours per week for MAC. The operating subsidiary, Mimi & Coco, Inc., in Montreal, has a part-time staff of three, the Chief Operating Officer and co-founder, Vincenzo Cavallo (works approximately 30 hours per week for MAC), the Secretary and co-founder, Anthony Cavallo (works approximately 20 hours per week for MAC), and a sales administrator and distribution person. It is anticipated within the next twelve months that there will be two additional positions added to staff in the operating subsidiary. The planned addition is in the area of customer and sales services providing resource to increase direct customer contact and provide support to the targeted addition of sales agents. None of the management or staff in either organization is subject to any collective bargaining agreements. There are no employment agreements.

COMPETITION

      MAC is a very small company with small sales volume and insignificant market share compared to the many larger and better funded manufacturers. We believe that we compete primarily on price and quality. Competition is significant from major manufacturers and marketers such as Calvin Klein, Ralph Lauren, GAP, etc., which spend huge sums of money on advertising and image and awareness building, and from many smaller companies vying for market shelf space and positioning. These smaller companies include Michael Stars and Three Dots, both based in California, and Petit Bateau, based in France. These three companies are focused on the high end T-shirt market and compete directly with MAC.

INTELLECTUAL PROPERTY

      On July 16, 2002, Mimi & Coco, Inc. filed an application to register the trademark MIMI & COCO in the United States Patent and Trademark Office (the "USPTO") for "clothing, namely, t-shirts, shirts, camisoles, dresses, underwear, swimwear, jackets, coats, cardigans, sweaters, sweatshirts, sweatpants and loungewear." The application was based on actual use of the mark since November 12, 1998. The application was assigned Serial No. 76/431,157.

      We believe that there are two other applications pending in the USPTO that are confusingly similar to our application: (1) MIMI & COCO for children's clothing, and (2) MIMI & MAGGIE for women's clothing. Although the filing dates of both of these applications precede the filing date of Mimi & Coco, Inc.'s application, these third party applications are based on an intention to use the trademark. We believe that Mimi & Coco, Inc.'s ownership rights predate both of those applications based on its prior use in interstate commerce.

      We recently sent cease & desist letters to the applicants of the MIMI & MAGGIE and MIMI & COCO marks. We believe that we have a superior claim to the trademark MIMI & COCO and that we will prevail. However, the outcome is uncertain and could result in litigation and the result could be that we can not use the trademark MIMI & COCO.

REGULATION

      MAC is subject to a 17.4% duty on all garments imported into the U.S. from Italy. This duty applies to cotton, as well as to Lycra(R) and wool blends. There are no other duties or restrictions.

PROPERTIES

      We currently lease office space for our corporate headquarters in Walnut Creek, California for a monthly lease of $500, and lease office space for our subsidiary in Montreal for a monthly lease of $250. MAC's wholly owned subsidiary Mimi & Coco, Inc. leases office space from director Anthony Cavallo and leases its warehouse facility from a Quebec corporation owned by director Vincenzo Cavallo. The monthly rents for the office space and warehouse facility are $150 and $100 respectively. There are no written agreements for these two leases. We believe that our properties are adequate and suitable for their intended purposes.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND OFFICERS

      The following are MAC's directors and executive officers. The terms of all directors expire at the next annual meeting of shareholders and upon election of their successors. The terms of all officers expire at the next annual meeting of the board of directors and upon the election of the successors of such officers.

     Name           Age                       Position
     ----           ---                       --------
Steven Katz         56     President, CEO and Chairman of the Board of Directors
Vincenzo Cavallo    35     Chief Operating Officer and Director
Anthony Cavallo     37     Chief Financial Officer, Secretary and Director

      STEVEN KATZ has been MAC's President, CEO and Chairman of the Board of Directors since June, 2001. Since 1982, Mr. Katz has been the President of Steven Katz & Associates, Inc., a management consulting firm specializing in strategic planning and corporate development. From January, 2000 to October, 2001, Mr. Katz was president, COO and treasurer of Senesco Technologies, Inc. The primary business of Senesco Technologies, Inc. is the research, development and commercial exploitation of a technology involving the identification and characterization of genes that Senesco believes control the aging of plant cells (senescence) and may also control the programmed cell death of mammalian cells (apoptosis). From 1983 to 1984, Mr. Katz was Executive Vice President and co-founder of S.K.Y. Polymers, Inc., a bio-materials company. Mr. Katz received a B.S. degree in Business Administration with an emphasis in Accounting from the City College of New York in 1969. He is presently a member of the boards of directors of the following publicly held companies: Biophan Technologies, Inc. (a medical devices development stage company), a director since 2001; and USA Technologies, Inc. (owner and licensor of automated, credit card activated control systems for use in connection with copying machines, facsimile machines, computers, and vending machines), a director since May, 1999.

      VINCENZO CAVALLO has been MAC's Chief Operating Officer and Director, and president of subsidiary Mimi & Coco, Inc. since December, 2000. Mr. Vincenzo Cavallo was the chief operating officer of the sole proprietorship of Mimi & Coco from 1993 until 2000, at which time the business was then incorporated. He received his Certificate of Law from Universite de Montreal in 2000, his B.S. degree in Sociology from Concordia University in Montreal in 1992, and his College Diploma from Dawson College in Montreal in 1989.

      ANTHONY CAVALLO has been MAC's Chief Financial Officer since June 1, 2002, and MAC's Secretary and Director since December, 2000. Mr. Anthony Cavallo was an audit manager with Ptack, Schnarch, Basevitz, Chartered Accountants in Montreal from 1993 to July of 2002. He received his Diploma in Accountancy from Concordia University in Montreal in 1993. He earned his Bachelor of Commerce, with a major in Accountancy from Concordia University in 1991. Mr. Anthony Cavallo has been a Chartered Accountant since 1993.

                             EXECUTIVE COMPENSATION

      The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the Named Executive Officers, as defined below, for the fiscal years ended December 31, 2003, 2002 and 2001. The named executive officers (the "Named Executive Officers") are MAC Worldwide, Inc.'s Chief Executive Officer, Chief Operating Officer and Secretary and the other executive officers of MAC Worldwide who each received in excess of $100,000 in total annual salary and bonus. Compensation is shown in the following table:

                           Summary Compensation Table

                                                              Annual Compensation
                                                      ----------------------------------
                                                                          Other Annual
 Name and Principal Position           Fiscal Year    Salary ($)        Compensation ($)
-----------------------------------    -----------    ----------        ----------------
Steven Katz                               2003             0                   0
    President, CEO, Chairman of the       2002             0                   0
    Board of Directors                    2001             0                   0



Vincenzo Cavallo                          2003          16,300                 0
    COO, Director                         2002          15,300                 0
                                          2001          15,600                 0

Anthony Cavallo                           2003             0                   0
CFO, Secretary, Director                  2002             0                   0
                                          2001             0                   0

STOCK OPTION GRANTS

      There were no individual grants of stock options to any Executive Officers during the fiscal years ended December 31, 2003, 2002 or 2001.

2001 STOCK OPTION PLAN

      We adopted our 2001 Stock Option Plan on June 15, 2001. The plan provides for the grant of options intended to qualify as "incentive stock options", options that are not intended to so qualify or "nonstatutory stock options" and stock appreciation rights. The total number of shares of common stock reserved for issuance under the plan is 500,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change, plus an indeterminate number of shares of common stock issuable upon the exercise of "reload options" described below. We have not yet granted any options or stock appreciation rights under the plan.

      The plan is presently administered by our board of directors, which selects the eligible persons to whom options shall be granted, determines the number of common shares subject to each option, the exercise price therefor and the periods during which options are exercisable, interprets the provisions of the plan and, subject to certain limitations, may amend the plan. Each option granted under the plan shall be evidenced by a written agreement between us and the optionee.

      Options may be granted to our employees (including officers) and directors and certain of our consultants and advisors.

      The exercise price for incentive stock options granted under the plan may not be less than the fair market value of the common stock on the date the option is granted, except for options granted to 10% stockholders which must have an exercise price of not less than 110% of the fair market value of the common stock on the date the option is granted. The exercise price for nonstatutory stock options is determined by the board of directors. Incentive stock options granted under the plan have a maximum term of ten years, except for 10% stockholders who are subject to a maximum term of five years. The term of nonstatutory stock options is determined by the board of directors. Options granted under the plan are not transferable, except by will and the laws of descent and distribution.

      The board of directors may grant options with a reload feature. Optionees granted a reload feature shall receive, contemporaneously with the payment of the option price in common stock, a right to purchase that number of common shares equal to the sum of (i) the number of shares of common stock used to exercise the option, and (ii) with respect to nonstatutory stock options, the number of shares of common stock used to satisfy any tax withholding requirement incident to the exercise of such nonstatutory stock option.

      Also, the plan allows the board of directors to award to an optionee for each share of common stock covered by an option, a related alternate stock appreciation right, permitting the optionee to be paid the appreciation on the option in lieu of exercising the option. The amount of payment to which an optionee shall be entitled upon the exercise of each stock appreciation right shall be the amount, if any, by which the fair market value of a share of common stock on the exercise date exceeds the exercise price per share of the option.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our Certificate of Incorporation eliminates the personal liability of directors to us and our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Section 102 of the Delaware General Corporation Law, provided that this provision shall not eliminate or limit the liability of a director:

      (i) for any breach of the director's duty of loyalty to us or our stockholders;

      (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      (iii) arising under Section 174 of the Delaware General Corporation Law (with respect to unlawful dividend payments and unlawful stock purchases or redemptions); or

      (iv) for any transaction from which the director derived an improper personal benefit.

      Additionally, we have included in our Certificate of Incorporation and our Bylaws provisions to indemnify our directors, officers, employees and agents and to purchase insurance with respect to liability arising out of the performance of their duties as directors, officers, employees and agents as permitted by
Section 145 of the Delaware General Corporation Law. The Delaware General Corporation Law provides further that indemnification shall not be deemed exclusive of any other rights to which the directors, officers, employees and agents may be entitled under a company's bylaws, any agreement, vote of stockholders or otherwise.

      The effect of the foregoing is to require us, to the extent permitted by law, to indemnify our officers, directors, employees and agents for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


      The following table sets forth information regarding the beneficial ownership of our common stock as of April 23, 2004. The information in this table provides the ownership information for:



      a. each person known by us to be the beneficial owner of more than 5% of our common stock;

      b.    each of our directors;

      c.    each of our executive officers; and

      d.    our executive officers, directors and director nominees as a group.

      Beneficial ownership has been determined in accordance with Rule 13d-3 of the 1934 Exchange Act and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Common stock beneficially owned and percentage ownership are based on 7,880,520 shares outstanding. There are currently no outstanding options or warrants to purchase any common stock.

      Unless otherwise indicated, the address of each beneficial owner is c/o MAC Worldwide, Inc., 1640 Terrace Way, Walnut Creek, California 94596.

--------------------------------------------------------------------------------------------------------------------
NAME AND ADDRESS OF                                                     AMOUNT OF COMMON STOCK    PERCENT OF CLASS
BENEFICIAL OWNER (1)                  EXECUTIVE OFFICE HELD (IF ANY)    BENEFICIALLY OWNED (2)   OF COMMON STOCK (3)
--------------------------------------------------------------------------------------------------------------------
Steven Katz                           President, CEO and Director                10,000                  *
440 S. Main Street
Milltown, New Jersey 08850
--------------------------------------------------------------------------------------------------------------------
Vincenzo Cavallo                      Chief Operating Officer,                2,500,000                 32%
6713 Boulevard St. Laurent            Director
Montreal, QC  H2S 3C8
Canada
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
NAME AND ADDRESS OF                                                     AMOUNT OF COMMON STOCK    PERCENT OF CLASS
BENEFICIAL OWNER (1)                  EXECUTIVE OFFICE HELD (IF ANY)    BENEFICIALLY OWNED (2)   OF COMMON STOCK (3)
--------------------------------------------------------------------------------------------------------------------
Anthony Cavallo                       Chief Financial Officer,                2,500,000                 32%
6713 Boulevard St. Laurent            Secretary, Director
Montreal, QC  H2S 3C8
Canada
--------------------------------------------------------------------------------------------------------------------
All Executive Officers and Directors                                          5,010,000                 64%
as a Group (3 persons)
--------------------------------------------------------------------------------------------------------------------
Ian Markofsky is the beneficial                    none                         760,000                9.9%
owner of the shares held by Viking
Investment Group II, Inc.
488 Madison Avenue, 12th Floor, New
York, NY 10022
--------------------------------------------------------------------------------------------------------------------

----------
*     less than 1%.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Vincenzo Cavallo and Anthony Cavallo are brothers, and together owned all of the shares of Mimi & Coco, Inc. The four directors of MAC's subsidiary Mimi & Coco, Inc., Vincenzo Cavallo, Anthony Cavallo, Victor Cavallo and Anita Cavallo are all siblings.


      Amounts due from affiliates as of December 31, 2003 represent accounts receivable for merchandise sold to two affiliated retail stores, owned by Vincenzo Cavallo. These stores are called Mimi & Coco. MAC sold merchandise to these stores of approximately $69,314 for the year ended December 31, 2003 and $36,000 for the year ended December 31, 2002. The store located at 4927 Sherbrooke West, Montreal, Canada, is a Quebec numbered corporation, number 9109-9457. The store located at 6717 St. Laurent Blvd., Montreal, Canada, is a Quebec numbered corporation, number 9099-1837.


      MAC's wholly owned subsidiary Mimi & Coco, Inc. leases office space from director Anthony Cavallo and leases its warehouse facility from another Quebec corporation owned by director Vincenzo Cavallo. The monthly rents for the office space and warehouse facility are approximately $100 and $400 per month respectively. There are no written agreements for these two leases.

      In December, 2000, we issued 1,250,000 shares of our common stock, valued at $.10 per share, to Vincenzo Cavallo in exchange for the transfer from Mr. Cavallo of all the shares of Mimi & Coco, Inc. to MAC.

      In December, 2000, we issued 1,250,000 shares of our common stock, valued at $.10 per share, to Anthony Cavallo in exchange for the transfer from Mr. Cavallo of all the shares of Mimi & Coco, Inc. to MAC.

      In September, 2001, we issued 10,000 shares of our common stock, valued at $.10 per share, to Steven Katz, our President, Chief Executive Officer and Chairman of the Board of Directors. The shares were issued for services rendered as a director. Mr. Katz's services included general management guidance and advice on doing business in the tri-state area (Connecticut, New York and New Jersey).


      In November, 2001, we issued 30,000 shares of our common stock to KGL Investments, Ltd., the beneficial owner of which was Kaplan Gottbetter & Levenson, LLP, prior counsel to MAC. The shares were issued in exchange for $3,000 worth of non-legal services rendered (the shares were valued at $.10 per share). These shares are now held by Jackson Steinem, Inc. and the beneficial owner is Adam S. Gottbetter of Gottbetter & Partners, LLP, counsel to MAC. The 30,000 shares were transferred to Jackson Steinem, Inc. as a result of the dissolution of KGL Investments, Inc., and Adam S. Gottbetter leaving the law partnership Kaplan Gottbetter & Levenson, LLP in 2003. Adam S. Gottbetter was a partner in Kaplan Gottbetter & Levenson, LLP.


      In November, 2001, we issued 15,000 shares of our common stock, valued at $.10 per share, to David Rector in exchange for preparing our business plan.

      In June, 2002, we issued an additional 2,500,000 shares of our common stock, valued at $.001 per share; 1,250,000 shares were issued to Vincenzo Cavallo and 1,250,000 shares to Anthony Cavallo pursuant to an agreement to complete the private placement offering dated December 14, 2001 by June 14, 2002.

      MAC paid management fees for the years ended December 31, 2003, 2002 and 2001 of $16,300, $15,300 and $15,600, respectively to our Chief Operating Officer. These fees were paid to Vincenzo Cavallo for his duties as MAC's chief operating officer, which include being responsible for the day to day operations.

      In February, 2004, MAC shareholder Parenteau Corporation sold 380,000 shares of MAC to Viking Investment Group II, Inc., the beneficial owner of which is Ian Markofsky. In exchange Viking Investment Group II, Inc. sold 200,912 shares of Amalgamated Technologies, Inc., a Delaware corporation, to Parenteau Corporation. Ian Markofsky is a personal business acquaintance of Francois Parenteau, the beneficial owner of Parenteau Corporation. The sales were a private transaction without registration in reliance on the exemptions provided by Section 4(2), Rule 506 of Regulation D and Regulation S of the Securities Act of 1933, as amended. This transaction resulted in Ian Markofsky being the beneficial owner of 760,000 shares of MAC, which is approximately 9.9% of the outstanding shares.

      In January, 2004, we issued a promissory note to Viking Investment Group II, Inc. The promissory note was for $3,000 at 10% interest and is due January 30, 2005.

      We believe that the terms of the above transactions are commercially reasonable and no less favorable to us than we could have obtained from an unaffiliated third party on an arm's length basis. To the extent we may enter into any agreements with related parties in the future, the board of directors has determined that such agreements must be on similar terms.

                            DESCRIPTION OF SECURITIES

      Our authorized capital stock currently consists of 50,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. There are 7,880,520 shares of our common stock issued and outstanding if the maximum offering is sold, and no other securities, including without limitation any preferred stock, convertible securities, options, warrants, promissory notes or debentures outstanding.

      The description of our securities contained herein is a summary only and may be exclusive of certain information that may be important to you. For more complete information, you should read our Certificate of Incorporation and its restatements, together with our corporate bylaws.

COMMON STOCK

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of funds legally available therefor.

      Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably, our net assets available after the payment of:

      a. all secured liabilities, including any then outstanding secured debt securities which we may have issued as of such time;

      b. all unsecured liabilities, including any then unsecured outstanding secured debt securities which we may have issued as of such time; and

      c.    all liquidation preferences on any then outstanding preferred stock.

      Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

      Our board of directors is authorized, without further stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. At present, we have no plans to issue any shares of our preferred stock.

DELAWARE ANTI-TAKEOVER LAW

      If we close an initial public offering of our securities, and become listed on a national stock exchange or the NASDAQ Stock Market or have a class of voting stock held by more than 2000 record holders, we will be governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, such law prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless it is approved in a prescribed manner.

      As a result of Section 203 of the General Corporation Law of Delaware, potential acquirers may be discouraged from attempting to effect acquisition transactions with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

REPORTS TO STOCKHOLDERS

      We intend to furnish our stockholders with annual reports containing audited financial statements as soon as practical after the end of each fiscal year. Our fiscal year ends December 31.

TRANSFER AGENT

      We have appointed Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004 as transfer agent for our common stock.

                              SELLING STOCKHOLDERS

      All of the shares of MAC common stock offered under this prospectus may be sold by the holders. We will not receive any of the proceeds from sales of shares offered under this prospectus.

      All costs, expenses and fees in connection with the registration of the selling stockholders' shares will be borne by us. All brokerage commissions, if any, attributable to the sale of shares by selling stockholders will be borne by such holders.

      The selling stockholders are offering a total of 2,870,520 shares of MAC common stock. The selling stockholders are not, nor are they affiliated with, broker dealers. The following table sets forth:

      a.    the name of each person who is a selling stockholder;

      b. the number of securities owned by each such person at the time of this offering; and

      c. the number of shares of common stock such person will own after the completion of this offering.

      The column "Shares Owned After the Offering" gives effect to the sale of all the shares of common stock being offered by this prospectus.

                                                           SHARES OWNED PRIOR TO   SHARES OWNED AFTER THE
                                                               THE OFFERING              OFFERING
                                           NUMBER OF       ---------------------   ----------------------
SELLING STOCKHOLDER                      SHARES OFFERED     NUMBER   PERCENTAGE      NUMBER   PERCENTAGE
-------------------                      --------------     ------   ----------      ------   ----------
Mark Arcaro                                   1,000          1,000        *           -0-         -0-
Nathalie Domenico Armeni                      1,500          1,500        *           -0-         -0-
Julie Bourne                                  1,000          1,000        *           -0-         -0-
Anahid Boyadjian                              1,000          1,000        *           -0-         -0-
Hovanes Boyadjian                             1,000          1,000        *           -0-         -0-
Lucia Cavallo                                 1,500          1,500        *           -0-         -0-
Thomas Christen                             150,000        150,000        2           -0-         -0-
Fadia Daniel                                  1,500          1,500        *           -0-         -0-
John Daniel                                   1,500          1,500        *           -0-         -0-
Warren Davis                                162,630        162,630        2           -0-         -0-
Eirini Demetelin                              1,000          1,000        *           -0-         -0-
Joseph DePasquale                           200,000        200,000      2.5           -0-         -0-
Alec Derkevorkian                             1,000          1,000        *           -0-         -0-
Antonio De Ruvo                               1,500          1,500        *           -0-         -0-
Steve De Vito                                 1,500          1,500        *           -0-         -0-
Damian Ellul                                200,000        200,000      2.5           -0-         -0-
Calvin Erbstein                               1,500          1,500        *           -0-         -0-
Oliver Feher                                  1,000          1,000        *           -0-         -0-
Tony Ferracane                                1,500          1,500        *           -0-         -0-

                                                           SHARES OWNED PRIOR TO   SHARES OWNED AFTER THE
                                                               THE OFFERING              OFFERING
                                           NUMBER OF       ---------------------   ----------------------
SELLING STOCKHOLDER                      SHARES OFFERED     NUMBER   PERCENTAGE      NUMBER   PERCENTAGE
-------------------                      --------------     ------   ----------      ------   ----------
First Marketing Establishment (1)           200,000        200,000      2.5           -0-         -0-
Romain Gagnon                                 1,500          1,500        *           -0-         -0-
Phil Gray                                     1,500          1,500        *           -0-         -0-
Stephen Hlophe                                1,000          1,000        *           -0-         -0-
Samantha Hull                                 1,000          1,000        *           -0-         -0-
Jackson Steinem, Inc. (2)                    30,000         30,000        *           -0-         -0-
Marco Lavilla                                 1,500          1,500        *           -0-         -0-
Leonard Lipes                                 1,500          1,500        *           -0-         -0-
John-Anthony Luzio                            1,500          1,500        *           -0-         -0-
Luigi Luzio                                   1,500          1,500        *           -0-         -0-
Marisa Michel                                 1,000          1,000        *           -0-         -0-
Ming Capital Enterprises, Ltd. (3)          150,000        150,000        2           -0-         -0-
Nathalie Neron                                1,000          1,000        *           -0-         -0-
Sandnine Ohayon                               1,500          1,500        *           -0-         -0-
Paul Ortenberg                                1,500          1,500        *           -0-         -0-
Paola Paoletta                                1,500          1,500        *           -0-         -0-
Partner Marketing AG (4)                    150,000        150,000        2           -0-         -0-
Anthony Markofsky (5)                        20,000         20,000        *           -0-         -0-
Sam Pelc                                      1,000          1,000        *           -0-         -0-
Natalie Plante                                1,000          1,000        *           -0-         -0-
David Rector                                 15,000         15,000        *           -0-         -0-
Seloz Gestion Finance SA (6)                150,000        150,000        2           -0-         -0-
Shangri-La Investments Inc. (7)             150,000        150,000        2           -0-         -0-
Danielle Tremblay                           162,630        162,630        2           -0-         -0-
Martin Tremblay                             162,630        162,630        2           -0-         -0-
Antonino Vaccaro                              1,500          1,500        *           -0-         -0-
Domenico Vaccaro                              1,500          1,500        *           -0-         -0-

                                                           SHARES OWNED PRIOR TO   SHARES OWNED AFTER THE
                                                               THE OFFERING              OFFERING
                                           NUMBER OF       ---------------------   ----------------------
SELLING STOCKHOLDER                      SHARES OFFERED     NUMBER   PERCENTAGE      NUMBER   PERCENTAGE
-------------------                      --------------     ------   ----------      ------   ----------
Jonathan Vanger                               1,000          1,000        *           -0-         -0-
Tina Verni                                    1,500          1,500        *           -0-         -0-
Viking Investment Group II, Inc. (8)        760,000        760,000      9.9           -0-         -0-
Helene Weech                                162,630        162,630        2           -0-         -0-
Leroy Williams                                1,000          1,000        *           -0-         -0-

Total                                     2,870,520      2,870,520      100%          -0-         -0-

*     Indicates less than one percent of the total outstanding common stock.

(1)   The beneficial owner of First Marketing Establishment is Adrien Ellul.

(2) The beneficial owner of Jackson Steinem, Inc. is Adam S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel.

(3)   The beneficial owner of Ming Capital Enterprises, Ltd. is Unni Kumaran
      Menon.

(4)   The beneficial owner of Partner Marketing AG is Karl Volger.

(5) Anthony Markofsky is the son of Ian Markofsky who is the beneficial owner of Viking Investment Group II, Inc.

(6)   The beneficial owner of Seloz Gestion & Finance S.A. is Rene Belser.

(7)   The beneficial owner of Shangri-La Investments Inc. is Vijendran Poniah.

(8)   The beneficial owner of Viking Investment Group II, Inc. is Ian Markofsky.

                              PLAN OF DISTRIBUTION

      The selling stockholders may, from time to time, sell any or all of their shares of common stock covered by this prospectus on any stock exchange, market or trading facility on which the shares are then traded or in private transactions at a price of $.10 per share until our shares are quoted on the Over the Counter Bulletin Board ("OTCBB") and thereafter at prevailing market prices or privately negotiated prices. We will pay the expense incurred to register the shares being offered by the selling stockholders for resale, but the selling stockholders will pay any underwriting discounts and brokerage commissions associated with these sales. The commission or discount which may be received by any member of the National Association of Securities Dealers, Inc. in connection with these sales will not be greater than 8%. The selling stockholders may use any one or more of the following methods when selling shares:

      a. ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      b. block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      c. purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      d.    privately negotiated transactions; and

      e.    a combination of any such methods of sale.

      In addition, any shares that qualify for sale under Rule 144 may be sold under Rule 144 rather that through this prospectus.

      In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. None of the selling shareholders are broker-dealers or affiliates of broker dealers. There are no standby arrangements or agreements with any broker-dealers or underwriting firms to resell on behalf of the selling shareholders.

      Selling shareholders may sell their shares in all 50 states in the United States of America . Further, MAC will be profiled in the Standard & Poor's publications or "manuals". The Standard & Poor's manuals are widely subscribed to by broker/dealers, market makers, institutional investors, university libraries and public libraries. A company that is profiled in the Standard & Poor's manuals obtains a "manual" exemption from state securities regulations for secondary trading purposes in the thirty-five states where there is a provision for manual exemption.

      We have advised the selling stockholders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered in this prospectus.

      This offering will terminate on the earlier of (i) the date that all shares offered by this prospectus have been sold by the selling shareholders,
(ii) twenty-four (24) months from the effective date of the Registration Statement on Form SB-2 that we have filed with the SEC, or (iii) the date all of the selling shareholders may sell all of the shares described herein without restriction by the volume limitations of Rule 144(k) of the Securities Act.

                            MARKET FOR COMMON EQUITY

SHARES ELIGIBLE FOR FUTURE SALE

MARKET INFORMATION

      There is no public trading market on which MAC's Common Stock is traded. MAC has engaged a broker/dealer to file a Form 211 with the National Association of Securities Dealers ("NASD") in order to allow the quotation of MAC's common stock on the Over-the-Counter Bulletin Board (OTCBB). There is no assurance that our common stock will be included on the OTCBB.

      There are fifty-six (56) record holders of common equity.

      There are no outstanding options or warrants to purchase, or securities convertible into, common equity of MAC.

      We have outstanding 7,880,520 shares of our common stock. Of these shares, 2,870,520 shares will be freely tradable without restriction under the Securities Act unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. These shares will be eligible for sale in the public market, subject to certain volume limitations and the expiration of applicable holding periods under Rule 144 under the Securities Act. Non-affiliates currently hold 2,870,520 shares of our common stock, 35% of our outstanding shares. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner or affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) one percent of the number of shares of common stock then outstanding or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      We can offer no assurance that an active public market in our shares will develop. Future sales of substantial amounts of our shares in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

                                LEGAL PROCEEDINGS

      We do not believe there are any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on us. As noted above we have filed for trademark protection on the name Mimi & Coco and have asked two other clothing companies to cease use of the name. It is possible that this conflict could lead to litigation.

                                  LEGAL MATTERS

      Certain legal matters, including the legality of the issuance of the shares of common stock offered herein, are being passed upon for us by our counsel, Gottbetter & Partners, LLP, 488 Madison Avenue, 12th Floor, New York, New York 10022.

                                     EXPERTS


      The financial statements of MAC Worldwide, Inc., as of December 31, 2003 have been included herein and in the registration statement in reliance upon the report of Sherb & Co., LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accountant and auditing.

      The financial statements of MAC Worldwide, Inc., as of December 31, 2002 have been included herein and in the registration statement in reliance upon the report of Rogoff & Company, P.C., independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accountant and auditing.

                              CHANGE IN ACCOUNTANTS


      The auditor for the Company until March 1, 2004 was Rogoff & Co., P.C., at which time Rogoff & Co., P.C. resigned. Going forward after March 1, 2004, the Company's auditor is Sherb & Co., LLP. The prior auditor Rogoff & Co., P.C. resigned because they are no longer going to do audit work for public companies. The prior auditor Rogoff & Co., P.C.'s report did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principals. For the years ended December 31, 2003 and 2002, and any subsequent interim period preceding the date of resignation, there were no disagreements with the prior auditors, Rogoff & Co., P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The decision to change accountants was approved by the board of directors.

      At no time preceding the new accountant's, Sherb & Co., LLP, engagement on March 1, 2004 did the Company consult with Sherb & Co., LLP regarding the application of accounting principles to any transaction, the type of audit opinion that might be rendered on the financial statements of the Company, nor on any disagreement or reportable event.



                       WHERE YOU CAN FIND MORE INFORMATION

      We have not previously been required to comply with the reporting requirements of the Securities Exchange Act. However, once this registration statement becomes effective we will be required to file quarterly and annual reports and other information with the Securities and Exchange Commission.

      We have filed with the SEC a registration statement on Form SB-2 to register the securities offered by this prospectus. The prospectus is part of the registration statement, and, as permitted by the SEC's rules, does not contain all of the information in the registration statement. For future information about us and the securities offered under this prospectus, you may refer to the registration statement and to the exhibits and schedules filed as a part of the registration statement. You can review the registration statement and its exhibits at the public reference facility maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The registration statement is also available electronically on the World Wide Web at http://www.sec.gov.

                               MAC WORLDWIDE, INC.
                                 AND SUBSIDIARY

                         REPORT ON AUDIT OF CONSOLIDATED
                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                          INDEPENDENT AUDITORS' REPORT

                       MAC WORLDWIDE, INC. AND SUBSIDIARY

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page

Independent Auditors' Report, Sherb & Co., LLP                              F-1

Independent Auditors' Report, Rogoff & Company, P.C.                        F-2

Balance Sheet as of December 31, 2003                                       F-3

Statements of Operations for the years ended
          December 31, 2003 and 2002
                                                                            F-4

Statements of Changes in Stockholders' Equity for the
         years ended December 31, 2003 and 2002
                                                                            F-5

Statements of Cash Flows for the years ended
          December 31, 2003 and 2002
                                                                            F-6

Notes to financial statements
                                                                      F-7 - F-12

Board of Directors and Stockholders
MAC Worldwide, Inc.

      We have audited the accompanying consolidated balance sheet of MAC Worldwide, Inc. and Subsidiary as of December 31, 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, the financial position of MAC Worldwide, Inc. and Subsidiary as of December 31, 2003 and the consolidated results of its operations and its cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

                                             /s/ Sherb & Co., LLP
                                             Certified Public Accountants

New York, New York
March 19, 2004

                          Independent Auditors' Report


To the Board of Directors and
Stockholders of MAC Worldwide, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' deficit and cash flows of MAC Worldwide, Inc. and Subsidiary for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of MAC Worldwide, Inc. and Subsidiary, referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ Rogoff & Company, P.C.

New York, New York
February 19, 2003

                       MAC WORLDWIDE, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 2003

                                     ASSETS

CURRENT ASSETS:
      Cash and cash equivalents                                       $ 123,993
      Accounts receivable                                               207,971
      Inventories                                                        28,608
      Other current assets                                                  386
                                                                      ---------
          TOTAL CURRENT ASSETS                                          360,958

DUE FROM AFFILIATES                                                      44,732

SECURITY DEPOSITS                                                           463
                                                                      ---------

                                                                      $ 406,153
                                                                      =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
      Accounts payable and accrued expenses                           $ 250,464
      Notes payable                                                      68,554
                                                                      ---------
                             TOTAL CURRENT LIABILITIES                  319,018
                                                                      ---------

DUE TO OFFICER                                                           27,469
                                                                      ---------

STOCKHOLDERS' EQUITY:
      Preferred stock; $.001 par value, 5,000,000 shares
          authorized, none outstanding                                       --
      Common stock, $.001 par value, 50,000,000 shares
          authorized, 7,880,250 shares issued and outstanding             7,881
      Additional paid-in capital                                        248,282
      Accumulated other comprehensive income                              3,262
      Accumulated deficit                                              (199,759)
                                                                      ---------
               TOTAL STOCKHOLDERS' EQUITY                                59,666
                                                                      ---------

                                                                      $ 406,153
                                                                      =========

                 See note to consolidated financial statements

                       MAC WORLDWIDE, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                            Common Stock         Additional      Other                     Total
                                         ---------------------    Paid-In   Comprehensive  Accumulated  Stockholders'  Comprehensive
                                          Shares       Amount     Capital       Income       Deficit      Equity       Income (loss)
                                         ---------   ---------   ---------     ---------    ---------    ---------     -------------
BALANCE - December 31, 2001              2,555,000   $   2,555   $   3,010     $      --    $ (55,804)   $ (50,239)     $      --

Sale of common stock under private
  placement                              2,565,520       2,566     222,032            --           --      224,598             --
Issuance of common stock under
  private placement                      2,500,000       2,500      (2,500)           --           --           --             --
Payment of debt with common stock          260,000         260      25,740            --           --       26,000             --
Net loss                                        --          --          --            --     (230,413)    (230,413)      (230,413)
                                         ---------   ---------   ---------     ---------    ---------    ---------      ---------

BALANCE - December 31, 2002              7,880,520       7,881     248,282            --     (286,217)     (30,054)      (230,413)

Foreign currency translation                    --          --          --         3,262           --        3,262          3,262
Net income                                      --          --          --            --       86,458       86,458         86,458
                                         ---------   ---------   ---------     ---------    ---------    ---------      ---------

BALANCE - December 31, 2003              7,880,520   $   7,881   $ 248,282     $   3,262    $(199,759)   $  59,666      $  89,720
                                         =========   =========   =========     =========    =========    =========      =========

                 See note to consolidated financial statements

                       MAC WORLDWIDE, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 Year Ended
                                                                December 31,
                                                       --------------------------------
                                                          2003                2002
                                                       -----------         -----------
NET SALES                                              $   825,496         $    79,879

COST OF SALES                                              515,060              56,715
                                                       -----------         -----------

          GROSS PROFIT                                     310,436              23,164
                                                       -----------         -----------

OPERATING EXPENSES:
      Commissions and management fees                      100,713                  --
      Selling expenses                                      42,880               5,753
      General and administrative                            69,437             232,337
                                                       -----------         -----------
               TOTAL OPERATING EXPENSES                    213,030             238,090
                                                       -----------         -----------

INCOME (LOSS) FROM OPERATIONS                               97,406            (214,926)
                                                       -----------         -----------

OTHER INCOME (EXPENSES):
      Interest expense                                     (16,830)            (21,399)
      Interest income                                        5,882               5,912
                                                       -----------         -----------
                                                           (10,948)            (15,487)
                                                       -----------         -----------

NET INCOME (LOSS)                                      $    86,458         $  (230,413)
                                                       ===========         ===========

NET INCOME (LOSS) PER SHARE - Basic and diluted        $      0.01         $     (0.04)
                                                       ===========         ===========

WEIGHTED AVERAGE SHARES OUTSTANDING:
      Basic and diluted                                  7,880,520           6,230,019
                                                       ===========         ===========

                       MAC WORLDWIDE, INC. AND SUBSIDIARY

                            STATEMENTS OF CASH FLOWS

                                                                                               Year Ended
                                                                                               December 31,
                                                                                       ---------------------------
                                                                                         2003              2002
                                                                                       ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                                                 $  86,458         $(230,413)
     Adjustments to reconcile net income (loss) to net
         cash provided by (used in)operating activities:
             Payment of accrued interest with common stock                                    --             8,556
             Management fees and expenses accrued for officer                             23,840
     Changes in assets and liabilities:
         Accounts receivable                                                            (206,851)           15,801
         Inventories                                                                       9,120           (13,260)
         Other current assets                                                               (291)            1,362
         Due from affiliates                                                               3,757           (28,420)
         Security deposits                                                                   (83)               10
         Accounts payable and accrued expenses                                           189,520            31,904
                                                                                       ---------         ---------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                       81,630          (190,620)
                                                                                       ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from notes payable                                                          --            (7,628)
         Increase in due to officer                                                        3,629                --
         Proceeds from sale of common stock                                                   --           224,598
                                                                                       ---------         ---------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                                             3,629           216,970
                                                                                       ---------         ---------

EFFECT OF EXHANGE RATE ON CASH                                                             3,261                --
                                                                                       ---------         ---------

NET INCREASE IN CASH                                                                      88,520            26,350

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            35,473             9,123
                                                                                       ---------         ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $ 123,993         $  35,473
                                                                                       =========         =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION Cash paid during the year for:
         Interest                                                                      $  16,830         $   5,469
                                                                                       =========         =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES

     Conversion of debt to equity                                                      $      --         $  26,000
                                                                                       =========         =========
     Current stock issued as part of a private placement                               $      --         $   2,500
                                                                                       =========         =========
     Conversion of interest payable to note payable                                    $   8,626         $      --
                                                                                       =========         =========

                    See notes to consolidated financial statements.

                       MAC WORLDWIDE, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

1.    THE COMPANY

      Mac Worldwide, Inc. (the "Company") was incorporated in the State of Delaware on December 14, 2000. The Company's operations are conducted through its wholly owned Canadian subsidiary, Mimi & Coco, Inc. ("Mimi & Coco"). Mimi & Coco is engaged in the designing, contract manufacturing, importing and marketing of "Mimi & Coco" brand label garments to the retail clothing industry in the United States and Canada.

2.    BASIS OF PRESENTATION AND CONSOLIDATION

      The consolidated financial statements include the accounts of the Company and its subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

3.    SIGNIFICANT ACCOUNTING POLICIES

      A. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      B. Cash and Cash Equivalents - The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

      C. Fair Value of Financial Instruments - The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximate fair value at December 31, 2003 because of the relatively short maturity of the instruments. The carrying value of the notes payable approximate fair value as of December 31, 2003 based upon debt terms available for companies under similar terms. The fair values of due from affiliates and due to officer is not practical to estimate without incurring excessive cost and is carried at cost at December 31, 2003.

      D. Concentration of Credit Risk - Accounts receivables are due from retail clothing stores through out the United States of America and Canada; accordingly the Company is exposed to business and economic risk. Although the Company does not currently foresee a concentrated credit risk associated with these accounts receivable, repayment is dependent upon the financial stability of the retail clothing industry.

      E. Allowance for Doubtful Accounts - The Company estimates uncollectibility of accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. For the year ended December 31, 2003 the Company has not recorded an allowance for doubtful accounts.

      F. Inventories - Inventories are stated at lower of cost (first-in, first-out basis) of market. All inventories at December 31, 2003 consist of finished goods.

      G. Revenue Recognition - Revenue is recognized when there is persuasive evidence that an arrangement exists, that delivery has occurred, that the price has been fixed or determined and collectibility is reasonably assured.

      H. Shipping and Handling Costs - Shipping and handling costs are included in cost of sales in accordance with guidance established by the Emerging Issues Task Force, issue No. 00-10, "Accounting for Shipping and Handling Costs."

      I. Income Taxes - The Company follows Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      J. Stock Based Compensation - Effective January 1, 2003 the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), and provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The interim disclosure requirements of SFAS No. 148 are effective for interim periods beginning after December 15, 2002. The Company's stock-based compensation related to employees and non-employee directors is recognized using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued To Employees," and thus there is no compensation expense for options granted with exercise prices equal to the fair value of the Company's common stock on the date of the grant. With respect to stock based compensation granted to non employees, the Company records an expense equal to the fair value of the shares on the measurement date, which is either the earlier of the date at which a commitment for performance is reached or the date at which the service is complete.

      K. Earnings (Loss) Per Share - The Company follows Statement of Financial Accounting Standards No. 128, Earnings per Share - Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if diluted potential common stock had been converted to common stock as prescribed by SFAS No. 128.

      L. Foreign Currency Translation - The assets and liabilities of the foreign subsidiary are translated at current exchange rates and the related revenues and expenses at average exchange rates in effect during the period. Resulting translation adjustments, if material, are recorded as a separate component of stockholders' equity while foreign currency transaction gains and losses are included in operations.

      M. Comprehensive Income - The Company uses Statement of Financial Accounting Standards No. 130 (SFAS 130) "Reporting Comprehensive Income". Comprehensive income (loss) is comprised of net income
            (loss) and all changes to the statements of stockholders' equity, except those due to investments by stockholders', changes in paid-in capital and distributions to stockholders. Comprehensive income
            (loss) for the years ended December 31, 2003 and 2002 amounted to $89,720 and $(230,413), respectively.

4.    NEW ACCOUNTING PRONOUNCEMENTS

      In December 2003 the FASB issued FASB Statement No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, that improves financial statement disclosures for defined benefit plans. The project was initiated by the FASB earlier this year in response to concerns raised by investors and other users of financial statements about the need for greater transparency of pension information. The change replaces existing FASB disclosure requirements for pensions. In an effort to provide the public with better and more complete information, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. These disclosures will provide investors with greater visibility into plan assets and a clearer picture of cash requirements for benefit payments and contributions to fund pension and other postretirement benefit plans. We do not have a pension fund and therefore do not expect to be impacted by Statement No. 132 or be required to make any additional disclosures.

5.    RELATED PARTY TRANSACTIONS

      Amounts due from affiliates as of December 31, 2003 represents accounts receivable for merchandise sold to two affiliated retail stores, owned by one of the Company's major stockholders. The company sold merchandise to these related entities, of approximately $69,314, or 8.5% of sales, and $36,000, or 45% of sales for the years ended December 31, 2003 and 2002, respectively. This major stockholder has guaranteed the amounts due from the affiliated retail stores.

      Mimi & Coco, Inc. leases office space from a Director of the Company and leases its warehouse facilities from both affiliated retail stores owned by one of the Company's major stockholders. All the leases are on a month to month basis and rent accrues for the office space and the two warehouse facilities at approximately $100 and $400 per month, respectively. The amount of rent expense to related parties charged to operations was approximately $10,800 and $4,800 for the years ended December 31, 2003 and 2002, respectively.

      The Chief Operating Officer earned management fees from the Company for the years ended December 31, 2003 and 2002 of $18,500 and $15,300 respectively, pursuant to approval by the Board of Directors. In addition, the Company is paying the automobile lease and insurance on the Chief Operating Officer's automobile. For the years ended December 31, 2003 and 2002, the Company paid approximately $10,545 and $4,300 respectively, relating to the automobile and insurance. Amounts due to the officer is being paid as needed, depending on cash flow from operations. There is no interest being charged.

6.    INCOME TAXES

      As of December 31, 2003, the Company has a net operating loss carryforward of approximately $165,000 which may be utilized to offset future taxable income United States Federal tax purposes. These net operating loss carryforwards begin to expire in 2019. There are no timing differences between financial reporting and tax reporting. This net operating loss carryforward creates a deferred tax asset of approximately $58,000. Since it is more likely than not that the Company will not realize a benefit from these net operating loss carryforwards a 100% valuation allowance has been recorded to reduce the deferred tax asset to its net realizable value.

                                                         Year ended December 31,
                                                         -----------------------
                                                             2003        2002
                                                           --------    --------
      Income tax expense (benefit) at 35%                  $ 30,000    $(81,000)
                                                           --------    --------
      Uilization of loss carryforward                       (30,000)         --
      Benefit not utilized                                       --      81,000
                                                           --------    --------
                                                           $     --    $     --
                                                           ========    ========

7.    NOTES PAYABLE

      Notes Payable consists of the following at December 31, 2003:

                 Promissory notes payable:

Due June 25, 2004, at 12% per annum                                $40,337(a)
Due November 19, 2004, at 18% per annum                             28,217(b)
                                                                   -------
                                                                   $68,554
                                                                   =======

      (a) In June, 2003 the Company refinanced the promissory note payable with an original balance of $36,015 and accrued and unpaid interest of $4,322 into a new promissory note payable.

      (b) In November, 2003 the Company refinanced the promissory note payable with an original balance of $23,912 and accrued and unpaid interest of $4,305 into a new promissory note payable.

8.    LINE OF CREDIT

      In January, 2003 the Company obtained a line of credit from the Bank of Greece. The line of credit is for $70,000 in Canadian Dollars (which would be approximately $52,000 U.S. Dollars as of January, 2003) at the Canadian prime rate (which was approximately 3% in January, 2003) plus 1.5%.

9.    EQUITY TRANSACTIONS

      In July 2002, the Company issued 130,000 shares of its common stock to each of two promissory notes payable holders as partial consideration of amounts due under the promissory notes payable. The balance of these promissory notes payable was paid in cash. The common stock was valued at its fair value which was $.10 per share.

10.   STOCK OPTIONS

      The Company adopted a 2001 Stock Option Plan on June 15, 2001. The plan provides for grants of "nonstatutory stock options" and stock appreciation rights. The total number of shares of common stock reserved for issuance under the plan is 500,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change, plus an indeterminate number of shares of common stock issuable upon the exercise of "reload options". Optionees granted a reload feature shall receive, contemporaneously with the payment of the option price in common stock, a right to purchase that number of common shares equal to the sum of (i) the number of shares of common stock used to exercise the option, and (ii) with respect to nonstatutory stock options, the number of shares of common stock used to satisfy any tax withholding requirement incident to the exercise of such nonstatutory stock option. The Company has not yet granted any options or stock appreciation rights under the plan.

11.   CONCENTRATIONS

      The Company had cash deposits with commercial financial institutions which at times, may exceed the FDIC insured limits of $100,000. Management placed these funds in high quality institutions in order to minimize the risk.

      During the year ended December 31, 2003 and 2002, 30 % and 27%, respectively, of the Company's sales were from three and four customers, respectively.

12.   SEGMENTS AND GEOGRAPHIC INFORMATION

      The Company operates in one industry segment; the retail clothing industry in North America. Information about the Company's operations and assets in different geographic locations as of and for the year ended December 31, 2003 and 2002 is shown below pursuant to the provisions of SFAS No. 131, "Disclosures about segments of an Enterprise anf Related Information".

                                                       Years Ended December 31,
                                                    ----------------------------
                                                      2003                2002
                                                    --------            --------
Net Sales:
   Canada                                           $ 83,283            $ 70,918
   United States                                     742,213               8,961
                                                    --------            --------
                                                    $825,496            $ 79,879
                                                    ========            ========
Total Assets:
   Canada                                           $401,055            $ 90,506
   United States                                       5,098              32,779
                                                    --------            --------
                                                    $406,153            $123,285
                                                    ========            ========

13.   COMMITMENTS AND CONTINGENCIES

      The Company signed a warehouse lease for inventory and storage, in December 2003. The lease commences in February 2004 and is for two years in the amount of $1,861 per month.

      The Company currently is self insured for all insurance. Although the Company had noy incurred any losses to date, it is unable to estimate the future effect of any losses which may occur.